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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                          Insituform Technologies, Inc.
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                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   457667 10 3
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                                 (CUSIP Number)

                              Thomas A. Litz, Esq.
                               Thompson Coburn LLP
                                One Firstar Plaza
                            St. Louis, Missouri 63101
                                 (314) 552-6000

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 15, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

[FN]
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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 CUSIP NO. 457667 10 3                                       Page 2 of 8 Pages
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                                  SCHEDULE 13D

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         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Nancy F. Kalishman
================================================================================
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
2                                                                      (b) / /

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         SEC USE ONLY
3

================================================================================
         SOURCE OF FUNDS*
4        Not applicable

================================================================================
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                                    / /


================================================================================
         CITIZENSHIP OR PLACE OF ORGANIZATION
6        United States

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                           SOLE VOTING POWER
                     7

  NUMBER OF          ===========================================================
   SHARES                  SHARED VOTING POWER
BENEFICIALLY         8     765,599
  OWNED BY
    EACH             ===========================================================
  REPORTING                SOLE DISPOSITIVE POWER
   PERSON            9
    WITH
                     ===========================================================
                           SHARED DISPOSITIVE POWER
                     10    765,599

================================================================================
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       765,599

================================================================================
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12       SHARES*                                                           / /

================================================================================
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       3.08%

================================================================================
         TYPE OF REPORTING PERSON*
14       IN

================================================================================




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 CUSIP NO. 457667 10 3                                       Page 3 of 8 Pages
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                                  SCHEDULE 13D

================================================================================
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Xanadu Investments, L.P.
================================================================================
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
2                                                                      (b) / /

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         SEC USE ONLY
3

================================================================================
         SOURCE OF FUNDS*
4        Not applicable

================================================================================
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                                    / /

================================================================================
         CITIZENSHIP OR PLACE OF ORGANIZATION
6        Missouri

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                           SOLE VOTING POWER
                     7

  NUMBER OF          ===========================================================
   SHARES                  SHARED VOTING POWER
BENEFICIALLY         8     666,374
  OWNED BY
    EACH             ===========================================================
  REPORTING                SOLE DISPOSITIVE POWER
   PERSON            9
    WITH
                     ===========================================================
                           SHARED DISPOSITIVE POWER
                     10    666,374

================================================================================
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       666,374

================================================================================
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12       SHARES*                                                           / /

================================================================================
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       2.68%

================================================================================
         TYPE OF REPORTING PERSON*
14       PN

================================================================================




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 CUSIP NO. 457667 10 3                                       Page 4 of 8 Pages
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                           INTRODUCTORY STATEMENT
                           ----------------------

         This Amendment No. 4 to Schedule 13D with respect to the class A common stock, $.01 par value (the "ITI Common Stock"), of Insituform Technologies, Inc., a Delaware corporation ("ITI") is being filed by Nancy
F. Kalishman and Xanadu Investments, L.P., a Missouri limited partnership, of which Xanadu Management LLC, a Delaware limited partnership, is the general partner. In addition to the transactions reflected in this Amendment No. 4 to Schedule 13D, the beneficial ownership of the ITI Common Stock reported herein reflects various transfers and dispositions resulting from the death of Jerome Kalishman in 1998.

ITEM 1.           SECURITY AND ISSUER:

         This Schedule 13D relates to the ITI Common Stock. The address of the principal executive offices of ITI is 702 Spirit 40 Park Drive, Chesterfield, Missouri 63005

ITEM 2.           IDENTITY AND BACKGROUND:

  1.     (a)      Name: Nancy F. Kalishman

         (b) Business address: c/o 17988 Edison Avenue, Chesterfield, Missouri 63005

         (c) Present principal occupation and name, principal business and address of any corporation or partnership in which such employment is conducted:
Community service for various organizations; business address: c/o 17988 Edison Avenue, Chesterfield, Missouri 63005

         (d) Nancy F. Kalishman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Nancy F. Kalishman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

  2.     (a)      Name: Xanadu Investments, L.P.

         (b)      State of Organization: Missouri

         (c) Principal Business: The partnership was organized to acquire, own, finance, develop, improve, construct, lease, operate, manage, mortgage, sell, market and otherwise invest in and deal with real and personal property as investment, and to conduct such other activities related or incidental thereto as may be convenient, necessary or desirable to promote the business of the partnership.

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 CUSIP NO. 457667 10 3                                       Page 5 of 8 Pages
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         (d)      Address of Principal Office: c/o 17988 Edison Avenue,
Chesterfield, Missouri 63005.

         (e) Address of Principal Business: c/o 17988 Edison Avenue, Chesterfield, Missouri 63005.

         (f) Nancy F. Kalishman, the Manager of Xanadu Management, LLC, the general partner of Xanadu, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (g) Nancy F. Kalishman, the Manager of Xanadu Management, LLC, the general partner of Xanadu, has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such persons have been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         Not applicable.


ITEM 4.           PURPOSE OF TRANSACTION:

         Nancy F. Kalishman and Xanadu have engaged in the transactions described in this Amendment No. 4 to Schedule 13D to effectuate certain estate planning and investment diversification objectives of Ms. Kalishman, Xanadu and Xanadu's general and limited partners. Except as set forth herein, neither Ms. Kalishman nor Xanadu has any plan or proposal which relates to or would result in any other action specified in clauses (a) through (i) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER:

         (a) Nancy F. Kalishman may be deemed to be the beneficial owner of 765,599 shares of ITI Common Stock, representing 3.08% of the 24,839,996 shares of ITI Common Stock issued and outstanding as of November 1, 2000. Such shares represent: (i) 666,374 shares (the "Xanadu Shares") held by Xanadu; (ii) 43,915 shares held by the Jerome and Nancy Kalishman Family Foundation (the "Foundation Shares"); (iii) 548 shares held by Xanadu Management, LLC (the "Management Shares"), and (iv) 54,762 shares held by the Nancy F. Kalishman Revocable Trust (the "Trust Shares"). Xanadu may be deemed to be the beneficial owner of 666,374 shares of ITI Common Stock, representing 2.68% of the 24,839,996 shares of ITI Common Stock issued and outstanding as of November 1, 2000.

         (b) Of the shares stated above as beneficially owned by Ms. Kalishman, Ms. Kalishman holds the Foundation Shares, the Management Shares and the Trust Shares with shared voting and dispositive power. Xanadu and Ms. Kalishman may be deemed to share voting and dispositive power with respect to the Xanadu Shares. Ms. Kalishman is the sole Manager of Xanadu Management, LLC, the general partner of Xanadu. Accordingly, in such capacity, Ms. Kalishman has sole voting and dispositive power with respect to the Xanadu Shares.



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 CUSIP NO. 457667 10 3                                       Page 6 of 8 Pages
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         (c)      Between April 6, 1999 and March 15, 2001, Ms. Kalishman and
Xanadu engaged in the following transactions:

                  (1) On April 9, 1999, the Jerome and Nancy Kalishman Family Foundation sold 30,000 shares at $18.34 per share. The transaction was effected by George K. Baum & Company on the open market.

                  (2) On November 8, 1999, the Jerome and Nancy Kalishman Family Foundation sold 9,000 shares at $24.00 per share. The transaction was effected by George K. Baum & Company on the open market.

                  (3) On December 21, 2000, Ms. Kalishman transferred by gift an aggregate of 4,900 shares.

                  (4) On July 10, 2000, Ms. Kalishman transferred by gift 87,720 shares to the Nancy F. Kalishman Charitable Annuity Trust.

                  (5) On July 10, 2000, Ms. Kalishman transferred by gift 49,539 shares to the Nancy F. Kalishman Charitable Remainder Unitrust.

                  (6) On April 5, 2000, Xanadu sold 21,100 shares at $33.006 per share. The transaction was effected by J.P. Morgan Securities Inc. on the open market.

                  (7) On April 6, 2000, Xanadu sold 63,300 shares at $32.936 per share. The transaction was effected by J.P. Morgan Securities Inc. on the open market.

                  (8) On April 10, 2000, Xanadu sold 355,000 shares at $33.00 per share. The transaction was effected by George K. Baum & Company on the open market.

                  (9) On April 17, 2000, the Jerome and Nancy Kalishman Family Foundation sold 5,000 shares at $35.81 per share. The transaction was effected by George K. Baum & Company on the open market.

                  (10) On October 13, 2000, Xanadu sold 45,000 shares at $34.682 per share. The transaction was effected by J.P. Morgan Securities Inc. on the open market.

                  (11) On October 16, 2000, Xanadu sold 20,000 shares at $34.952 per share. The transaction was effected by J.P. Morgan Securities Inc. on the open market.

                  (12) On October 17, 2000, Xanadu sold 5,000 shares at $35.00 per share. The transaction was effected by J.P. Morgan Securities Inc. on the open market.

                  (13) On October 19, 2000, Xanadu sold 28,500 shares at $35.476 per share. The transaction was effected by J.P. Morgan Securities Inc. on the open market.

                  (14) On October 20, 2000, Xanadu sold 15,000 shares at $35.925 per share. The transaction was effected by J.P. Morgan Securities Inc. on the open market.

                  (15) On March 8, 2001, Xanadu sold 170,000 shares at $37.50 per share. The transaction was effected by Goldman Sachs & Co. on the open market.

                  (16) On March 9, 2001, Xanadu sold 80,000 shares at $36.50 per share. The transaction was effected by Goldman Sachs & Co. on the open market.

                  (17) On March 12, 2001, Xanadu sold 92,000 shares at $36.1121 per share. The transaction was effected by Goldman Sachs & Co. on the open market.

                  (18) On March 13, 2001, Xanadu sold 76,400 shares at $35.5581 per share. The transaction was effected by Goldman Sachs & Co. on the open market.

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 CUSIP NO. 457667 10 3                                       Page 7 of 8 Pages
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                  (19)     On March 14, 2001, Xanadu sold 3,600 shares at
$35.3125 per share. The transaction was effected by Goldman Sachs & Co. on the open market.

                  (20) On March 14, 2001, Xanadu distributed an aggregate of 1,150,000 shares to its general and limited partners.

                  (21) On March 15, 2001, Xanadu sold 78,000 shares at $35.0489 per share. The transaction was effected by Goldman Sachs & Co. on the open market.

         (d)      Not applicable.

         (e) On or prior to March 14, 2001, Ms. Kalishman and Xanadu ceased to be the beneficial owners of more than five percent of the ITI Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:

         None.





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 CUSIP NO. 457667 10 3                                       Page 8 of 8 Pages
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                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2001



                                            /s/ Nancy F. Kalishman
                                            ----------------------------------
                                            Nancy F. Kalishman



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2001                       XANADU INVESTMENTS, L.P.

                                            By:  Xanadu Management, LLC
                                                 General Partner


                                            By:  /s/ Nancy F. Kalishman
                                                 -----------------------------
                                                 Nancy F. Kalishman, Manager